

June 11, 2014

Via E-mail
Brett Gellner
Chief Investment Officer and Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W.
Box 1900, Station "M"
Calgary, Alberta, Canada T2P 2M1

> **Re:** **TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 1-15214**

Dear Mr. Gellner:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 13.3 - Consolidated Audited Annual Financial Statements for the Year Ended December 31, 2013

Independent Auditors' Report of Registered Public Accounting Firm, page 73

1. The Auditors' Reports on pages 73 and 74 should include conformed EDGAR signatures. Refer to Rule 302 of Regulation S-T. Please confirm that you have manually signed Auditors' Reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief